William T. Connolly, Jr., CFA
Senior Managing Director
Head of Global Distribution
Putnam Investments
One Post Office Square
Boston, Massachusetts 02109

August 2007

Dear Investment Colleague:

I am writing to tell you that the Board of Trustees of the Putnam Funds has approved in principle the merging of Putnam Investment Grade Municipal Trust and Putnam Municipal Bond Fund into Putnam Municipal Opportunities Trust.

We believe shareholders would benefit from the mergers because they would combine three similar closed-end funds into one with greater asset size. Currently, the three funds share the same investment team, research process, portfolio composition, and investment objective — to seek as high a level of current income as Putnam Management believes is consistent with preservation of capital, by investing in tax-exempt municipal bonds. We also believe that merging the funds would allow for greater efficiencies, which can help to reduce fund expenses.

Your clients who own the funds will be asked to vote on the proposed mergers. A prospectus/proxy statement containing more information will be mailed to your clients in the coming weeks. The shareholder meeting to consider approving the mergers has been set for October 22, 2007. If approved, the mergers are expected to occur later in October, though this date could change. The completion of the mergers is subject to significant conditions, including SEC review and shareholder approval.

The following key points could help you respond to any questions your clients may have:

• In the proposed mergers, common shares of Putnam Investment Grade Municipal Trust and Putnam Municipal Bond Fund would be exchanged for common shares of Putnam Municipal Opportunities Trust, with an equal net asset value, on a tax-free basis. Preferred shares would be exchanged with an equal aggregate liquidation preference (face amount).

• Shareholders of all three funds must approve the merger in order for both transactions to be completed (in the case of Putnam Investment Grade Municipal Trust and Putnam Municipal Bond Fund, common and preferred shareholders will vote separately).

• In addition, preferred shareholders of Putnam Municipal Opportunities Trust are being asked to approve the issuance of additional preferred shares to preferred shareholders of the two acquired funds.

FOR DEALER USE ONLY
Putnam Retail Management                 247163 8/07

• The investment objectives and policies of the funds are substantially identical. All three funds seek as high a level of current income exempt from federal income tax as Putnam Management believes is consistent with preservation of capital. The prospectus/proxy statement will include a detailed comparison of the funds’ risks and investment strategies.

• All of the funds are leveraged, with similar leverage ratios.

• The funds invest in investment-grade and below-investment-grade municipal bonds, and have similar portfolio composition.

• Putnam’s experienced Core Fixed-Income Team, which manages all three funds, will work to oversee a smooth transition of the investment portfolios. The team has delivered solid results with Putnam Municipal Opportunities Trust.

Putnam Municipal Opportunities Trust total returns as of 6/30/07
	at NAV	at market price

1 year	5.65%	12.69%

3 years	6.70	5.10

5 years	6.17	4.72

10 years	5.99	5.01

Life of fund (inception 5/28/93)	6.27	5.20

Please note, it is currently expected that the merger will be a tax-free transaction, although there can be no assurance of the tax treatment. However, any sale of fund shares or exchange investors make prior to the merger is a taxable event.

Thank you for the time you take to advise your clients about the mergers. If you have any questions regarding them, please call Putnam Dealer Marketing Services at 1-800-354-4000. Thanks for your continued support of Putnam Investments.

Sincerely,

Data is historical. Past performance is no guarantee of future results. More recent returns may be less or more than those shown. Investment return, net asset value, and market price will fluctuate and you may have a gain or a loss when you sell your shares. Performance does not reflect taxes on reinvested distributions.

The fund invests in fewer issuers or concentrates its investments by region or sector, and involves more risk than a fund that invests more broadly. Funds that invest in bonds are subject to certain risks including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses. The fund uses leverage, which involves risk and may increase the volatility of the fund’s net asset value. The fund’s shares trade on a stock exchange at market prices, which may be lower than the fund’s net asset value. Lower-rated bonds may offer higher yields in return for more risk.

Your clients should carefully consider the investment objective, risks, charges, and expenses of a fund before investing. For information for any Putnam fund or product, call Putnam Dealer Marketing Services at 1-800-354-4000.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the Putnam Funds, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to the proposed mergers (and containing important information about fees, expenses, and risk considerations) once a registration statement relating to such merger has been filed with the SEC and becomes effective, please visit www.putnam.com. Free copies of such materials can also be found on the SEC’s Web site (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.